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                                                            Page 1 of 9 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           CONTROL DATA SYSTEMS, INC.
               ---------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   21238F 10 6
                    ----------------------------------------
                                 (CUSIP Number)

                                William M. Kelly
                      Vice President, Business Development
                               and General Counsel
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                          Mountain View, CA  94043-1389
                                 (415) 960-1980
            ---------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                February 14, 1995
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting persons: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

                                                            Page 2 of 9 Pages

CUSIP No.      21238F 10 6
         ---------------------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Silicon Graphics, Inc.                       I.R.S. No. 94-2789662
- --------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                (b) [ ]
- --------------------------------------------------------------------------------

 3   SEC USE ONLY

- --------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     WC
- --------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]

- --------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Silicon Graphics, Inc. is a Delaware corporation
- --------------------------------------------------------------------------------
                    SOLE VOTING POWER
  NUMBER OF     7
   SHARES           0
                ----------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
    OWNED       8   0
   BY EACH
                ----------------------------------------------------------------
  REPORTING         SOLE DISPOSITIVE POWER
   PERSON       9   0
                ----------------------------------------------------------------
    WITH        10  SHARED DISPOSITIVE POWER

                    0
- --------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

     0
- --------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  [x]

- --------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
- --------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
 14
     CO
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                            Page 3 of 9 Pages


This Amendment No. 2 amends and restates the statement on Schedule 13D dated February 22, 1994 filed by Silicon Graphics, Inc. relating to the common stock of Control Data Systems, Inc. ("Control Data"). Capitalized terms used herein without definition have the meanings ascribed to those terms in the initial filing.

ITEM 1:   SECURITY AND ISSUER.

     The title of the class of securities to which this Schedule 13D relates is common stock, $0.01 par value per share (the "Common Stock") of Control Data Systems, Inc., a Delaware corporation ("Control Data"). The principal executive offices of Control Data are located at 4201 Lexington Avenue North, Arden Hills, Minnesota 55126.

ITEM 2:   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Silicon Graphics, Inc., a Delaware corporation ("SGI"), with its principal executive office at 2011 North Shoreline Boulevard, Mountain View, California 94043-1389. SGI designs, manufactures, markets and distributes visual computing systems. Through its wholly-owned subsidiary, MIPS Technologies, Inc. ("MIPS"), SGI licenses RISC microprocessor designs for the manufacturing and sale of microprocessors by third-party semiconductor foundries.

     The attached Schedule I is a list of the executive officers and directors of SGI, which is incorporated herein by this reference. Such list contains the following information with respect to each such person:

          (a)  Name;
          (b)  Business Address;
          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
          (d)  Citizenship.

     During the last five years, neither SGI nor, to the best of SGI's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4:   PURPOSE OF TRANSACTION.

          Not applicable.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.

     (c) On February 10, 1995, Control Data agreed to repurchase the 1,185,224 shares of Control Data Common Stock held by SGI (the "CDSI Shares") for a purchase price of $7,111,344 or $6.00 per share. The repurchase of these shares was consummated on February 14, 1995.

     To the best of SGI's knowledge, no person named on Schedule I is the beneficial owner of any of Control Data's Common Stock. Except as described above, neither SGI nor, to the best of SGI's knowledge,


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                                                            Page 4 of 9 Pages


any person named on Schedule I has effected any transaction in Control Data's Common Stock during the past 60 days.

     (e) On February 14, 1995, SGI ceased to be the beneficial owner of any shares of Control Data's Common Stock.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On February 10, 1995, SGI and Control Data entered into an agreement pursuant to which Control Data repurchased the CDSI Shares on February 14, 1995. A copy of the agreement is attached as Exhibit C to this Amendment.

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Stock Purchase Agreement dated July 31, 1992 by and between
               Silicon Graphics, Inc. and Control Data Systems, Inc.*

Exhibit B:     Letter agreement dated February 17, 1994 between Silicon
               Graphics, Inc. and Control Data Systems, Inc.+

Exhibit C:     Letter agreement dated February 10, 1995 between Silicon
               Graphics, Inc. and Control Data Systems, Inc.


- ------------------------

* Incorporated by reference to Schedule 13D dated August 19, 1992 filed by Silicon Graphics, Inc. with the Securities and Exchange Commission.

+ Incorporated by reference to Amendment No. 1 to Schedule 13D dated February 23, 1994 filed by Silicon Graphics, Inc. with the Securities and Exchange Commission.


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                                                            Page 5 of 9 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1995

                                   SILICON GRAPHICS, INC.



                                   By:/s/ William M. Kelly
                                      -------------------------------------
                                      William M. Kelly
                                      Vice President, Business Development,
                                      General Counsel and Secretary




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                                                            Page 6 of 9 Pages


                                   SCHEDULE I

Set forth below are the names, positions, business addresses and principal occupations of each executive officer and director of Silicon Graphics, Inc. Each of the persons named below is a citizen of the United States of America, except for Mr. Bishop, who is a citizen of Australia, and Mr. Ramsay, who is a citizen of the United Kingdom.

                                        BUSINESS ADDRESS AND
               NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------------------------      ----------------------------------

Robert R. Bishop                        Silicon Graphics, Inc.
President, Silicon Graphics             2011 North Shoreline Boulevard
World Trade Corporation, and            Mountain View, California  94043-1389
Director

Allen F. Jacobson                       Former Chairman of the Board &
Director                                  Chief Executive Officer
                                        3M Corporation
                                        3050 Minnesota World Trade Center
                                        30 Seventh Street East
                                        St. Paul, Minnesota  55101-4901

Thomas A. Jermoluk                      Silicon Graphics, Inc.
President and Chief                     2011 North Shoreline Boulevard
Operating Officer, Director             Mountain View, California 94043-1389

C. Richard Kramlich                     Managing General Partner
Director                                New Enterprise Associates
                                        235 Montgomery Street
                                        Suite 1025
                                        San Francisco, California  94194

Edward R. McCracken                     Silicon Graphics, Inc.
Chairman of the Board and               2011 North Shoreline Boulevard
Chief Executive Officer,                Mountain View, California 94043-1389
Director

James A. McDivitt                       Senior Vice President, Government
Director                                  Operations and International
                                        Rockwell International Corporation
                                        1745 Jefferson Davis Highway
                                        Suite 1200
                                        Arlington, Virginia  22202

Mark W. Perry                           President & Chief Executive Officer
Director                                ViewStar Corporation
                                        1101 Marina Village Parkway
                                        Alameda, CA  94501

Lucille Shapiro                         The Chair of the Department
Director                                  of Developmental Biology
                                        Stanford University School of Medicine
                                        Stanford, California  94305-5427

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                                                            Page 7 of 9 Pages


                                        BUSINESS ADDRESS AND
               NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------------------------      ----------------------------------

James G. Treybig                        President & Chief Executive Officer
Director                                Tandem Computers, Inc.
                                        10436 North Tantau Avenue
                                        Cupertino, California  95014

Forest Baskett                          Silicon Graphics, Inc.
Senior Vice President,                  2011 North Shoreline Boulevard
Research and Development,               Mountain View, California 94043-1389
and Chief Technical Officer

Kenneth L. Coleman                      Silicon Graphics, Inc.
Senior Vice President,                  2011 North Shoreline Boulevard
 Administration                         Mountain View, California 94043-1389

Stephen Goggiano                        Silicon Graphics, Inc.
Senior Vice President/                  2011 North Shoreline Boulevard
 Operations                             Mountain View, California  94043-1389

Gary L. Lauer                           Silicon Graphics, Inc.
Senior Vice President,                  2011 North Shoreline Boulevard
 North American Field Operations        Mountain View, California 94043-1389

Stanley J. Meresman                     Silicon Graphics, Inc.
Senior Vice President, Finance          2011 North Shoreline Boulevard
 and Chief Financial Officer            Mountain View, California 94043-1389

Michael J. Ramsay                       Silicon Graphics, Inc.
Senior Vice President                   2011 North Shoreline Boulevard
President, Silicon Studio, Inc.         Mountain View, California 94043-1389

Wei Yen                                 Silicon Graphics, Inc.
Senior Vice President,                  2011 North Shoreline Boulevard
 Computer Systems Group                 Mountain View, California 94043-1389

William M. Kelly                        Silicon Graphics, Inc.
Vice President, Business                2011 North Shoreline Boulevard
 Development, General                   Mountain View, California  94043-1389
 Counsel and Secretary

Dennis P. McBride                       Silicon Graphics, Inc.
Vice President, Controller              2011 North Shoreline Boulevard
                                        Mountain View, California 94043-1389

Thomas J. Oswold                        Silicon Graphics, Inc.
Vice President, Finance                 2011 North Shoreline Boulevard
                                        Mountain View, California 94043-1389

Tommy G. Whiteside                      Silicon Graphics, Inc.
Vice President                          2011 North Shoreline Boulevard
President, MIPS                         Mountain View, California  94043-1389
Technologies, Inc.


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                                                           Page 8 of 9 Pages



                                INDEX TO EXHIBITS

     Exhibit
     -------

     A: Stock Purchase Agreement dated July 31, 1992 by and between Silicon Graphics, Inc. and Control Data Systems, Inc.*

     B: Letter agreement dated February 17, 1994 between Silicon Graphics, Inc. and Control Data Systems, Inc.+

     C: Letter agreement dated February 10, 1995 between Silicon Graphics, Inc. and Control Data Systems, Inc.


- ---------------------

* Incorporated by reference to Schedule 13D dated August 19, 1992 filed by Silicon Graphics, Inc. with the Securities and Exchange Commission.

+ Incorporated by reference to Amendment No. 1 to Schedule 13D dated February 23, 1994 filed by Silicon Graphics, Inc. with the Securities and Exchange Commission.


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                                                            Page 9 of 9 Pages



                                        February 10, 1995


Control Data Systems, Inc.
4201 Lexington Avenue North
Arden Hills, MN  55126-6198
Attn:  Corporate Secretary

Ladies and Gentlemen:

This will confirm our agreement to sell the 1,185,224 shares of Control Data Systems, Inc. ("CDSI") common stock (the "Shares") currently held by Silicon Graphics, Inc. to CDSI for a purchase price of $7,111,344, or $6 per share. The Shares, along with a duly executed form of assignment separate from certificate, will be delivered to you on Monday, February 13, 1995 in exchange for your wire transfer of the purchase price pursuant to our instructions.

Please acknowledge our agreement by countersigning and returning this letter.

                              SILICON GRAPHICS, INC.



                              Tom Oswold
                              ------------------------------
                              Tom Oswold
                              Vice President, Finance and Treasurer


AGREED AND ACKNOWLEDGED:

CONTROL DATA SYSTEMS, INC.



Ralph W. Beha
- ------------------------------
Ralph W. Beha
General Counsel and Secretary